Exhibit 12.1
Statement on Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratio data)

	For the Year Ended December 31,
	2006	2005	2004	2003	2002
Income from continuing operations	$62,937	$59,674	$46,564	$46,326	$45,916
Minority interest in continuing operations	16,268	16,262	24,785	29,638	28,271
Interest expense	2,575	1,330	3,054	4,015	5,324

Earnings from continuing operations available to cover fixed charges	$81,780	$77,266	$74,403	$79,979	$79,511

Fixed charges (1)	$2,575	$1,330	$3,054	$4,015	$5,612
Preferred stock dividends	47,933	43,011	33,020	15,784	15,412
Preferred partnership distributions	11,155	10,651	20,245	19,240	17,927

Combined fixed charges and preferred distributions	$61,663	$54,992	$56,319	$39,039	$38,951

Ratio of earnings from continuing operations to fixed charges	31.8	58.1	24.4	19.9	14.2

Ratio of earnings from continuing operations to combined fixed charges and preferred distributions	1.3	1.4	1.3	2.0	2.0

(1)	Fixed charges include interest expense plus capitalized interest